UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   001-13144
CUSIP Number   45068B

(Check One):                                ☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K     ☐ Form 10-Q
☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:     December 31, 2014

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________

PART I – REGISTRANT INFORMATION

ITT Educational Services, Inc. Full Name of Registrant
Former Name if Applicable
13000 N. Meridian Street Address of Principal Executive Office (Street and Number)
Carmel, IN 46032 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) by the prescribed date of March 16, 2015, because of delays in the completion of its financial statements, footnotes and related disclosures in the Form 10-K, which delays could not be eliminated by the Registrant without unreasonable effort and expense.  As previously reported in Form 8-K filings, the Registrant engaged a new independent registered public accounting firm during the fourth quarter of 2014.  Also as previously reported, the Registrant will be required to consolidate into its consolidated financial statements the variable interest entity (the “2009 Entity”) in which the Registrant holds a variable interest in connection with a private education loan program entered into in 2009.  After significant analyses and review associated with the accounting related to that consolidation, the Registrant now believes that the effective date of the consolidation of the 2009 Entity is September 30, 2014.  Although management of the Registrant has been working diligently to complete the Registrant’s consolidated financial statements as of and for the three and nine months ended September 30, 2014 and as of and for the year ended December 31, 2014, the extensive analyses and reviews required by the Registrant related to the consolidation of the 2009 Entity have caused the delays associated with completing the Registrant’s financial statements and related disclosures for those periods.

The Registrant intends to file the Form 10-K, as well as its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Third Quarter 2014 Form 10-Q”), as soon as practicable.  Due to the uncertainty around the timing of completion of the necessary reviews and analyses, however, the Registrant does not believe that it will be able to file the Form 10-K within the 15-day extension period. Based on the Registrant’s current estimates, it believes that it may file the Form 10-K and the Third Quarter 2014 Form 10-Q on or before May 31, 2015.  Due to the uncertainty around the timing of completion of the necessary reviews and analyses, however, the Registrant cannot and does not provide any assurances that the filings will be completed in the estimated timeframe.  The Registrant is providing this information solely to convey its current beliefs regarding the potential filing timing and not to provide the exact timing of the dates of these filings, which could change from its current estimates.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel M. Fitzpatrick	(317)	706-9200
(Name)	(Area Code)	(Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☐ Yes     ☒  No

The Registrant’s Form 10-Q for the quarter ended September 30, 2014 has not yet been filed, for the same reasons identified above.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?  ☒ Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Registrant has not completed its financial statements for the year ended December 31, 2014.  Based on current information and its preliminary, unaudited assessment, the Registrant believes that there will be changes in the components of its 2014 pretax income compared to 2013.   For the year ended December 31, 2013, the Registrant reported a pretax loss of $37.2 million.  The Registrant expects to report pretax income for the year ended December 31, 2014.  In 2013, the Registrant recorded a loss related to loan program guarantees of $91.0 million.  It does not expect to recognize a loss related to loan program guarantees in excess of $5.0 million for the year ended December 31, 2014.

In addition, the Registrant recognized a loss on the consolidation of a variable interest entity, the PEAKS Trust, of $73.2 million in 2013, whereas, based on a preliminary, unaudited assessment of the fair values of the 2009 Entity’s assets and liabilities as of September 30, 2014 and the elimination of intercompany transactions, the Registrant believes that it will recognize a pretax gain on the consolidation of the 2009 Entity that could be material.  This estimate of a potential pre-tax gain is preliminary and is the result of the difference between the estimated fair values of the assets and liabilities of the 2009 Entity as of September 30, 2014, which are subject to change.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation statements regarding the Registrant’s estimates of timing of filings with the Securities and Exchange Commission. Forward-looking statements are made based on the Registrant’s current expectations and beliefs concerning future developments and their potential effects on the Registrant. You can identify those statements by the use of words such as “could,” “should,” “would,” “may,” “will,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and “contemplate,” as well as similar words and expressions. Forward-looking statements involve risks and uncertainties and do not guarantee future performance. The Registrant cannot assure you that future developments affecting the Registrant will be those anticipated by its management. For further information regarding the Registrant’s risks and uncertainties, please refer to the Registrant’s public disclosures and the reports that it files with the Securities and Exchange Commission, including, without limitation, those discussed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014.  The Registrant undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

ITT EDUCATIONAL SERVICES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 17, 2015                                           By  /s/ Daniel M. Fitzpatrick
 Daniel M. Fitzpatrick
         Executive Vice President, Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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